As filed with the Securities and Exchange Commission on September 22,1999
                                                     Registration No. 333-10838
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                (Amendment No. 1)

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                                   WORLDS INC.
                 (Name of small business issuer in its charter)

New Jersey                                  7370                      22-1848316
(State or Other Jurisdiction of    (Primary Standard Industrial    (I.R.S. Employer
Incorporation or Organization)      Classification Code Number)     Identification Number)

15 Union Wharf                                                      Thomas Kidrin, CEO
Boston, Massachusetts 02109                                         15 Union Wharf
(617) 725-8900                                                      Boston, Massachusetts 02109
(Address and telephone number                                       (617) 725-8900
of registrant's principal executive                                 (Name, address and telephone
offices and principal place of                                       number of agent for service)
business)

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                                   Copies to:
                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                            New York, New York 10016
                            Telephone: (212) 818-8800

Approximate Date of Commencement of Proposed Sale to Public: At the discretion of the selling shareholders.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. [ ] _____________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]______________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                                     Proposed              Proposed           Amount
Title of Each                                        Amount           Maximum               Maximum             of
Class of Securities                                   to be        Offering Price          Aggregate       Registration
to be Registered                                    Registered(1)   Per Security         Offering Price        Fee
Common Stock par value $0.001(2).........              882,500        $3.875(5)            $3,419,688         $950.67
Common Stock(3)..........................              441,250        $5.00 (6)             2,206,250          613.34
Common Stock(4)..........................              187,500        $3.875(5)               726,563          201.98
                                                    ----------        ------                ---------       ---------
         Total............................................................................................. $1,765.99

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(1)      Excludes an aggregate of 2,222,700 shares of common stock and 1,603,375 shares of common stock issuable upon exercise of options and warrants, all of which were previously registered pursuant to a registration statement on Form SB-2 (No. 333-49453), and all of which are covered by the prospectus included in this registration statement pursuant to Rule 429 under the Securities Act of 1933, as amended ("Securities Act").
         The filing fee associated with the 3,826,075 shares of common stock being carried over from the prior registration statement was $2,688.59, which was previously paid with the prior registration statement. Pursuant to Rule 416 under the Securities Act, this registration statement also covers any additional shares which may be issuable by virtue of the anti-dilution provisions contained in the options and warrants.

(2) Represents shares of common stock to be sold from time to time for the account of certain shareholders. These shares were issued by us in or in connection with our private placement in June and August 1999.

(3) Represents shares of common stock to be sold from time to time for the account of certain persons. These shares are issuable by us to such persons upon the exercise of options and warrants issued in or in connection with our private placement in June and August 1999. Pursuant to Rule 416 under the Securities Act, this registration statement also covers any additional shares which may be issuable by virtue of the anti-dilution provisions contained in the options and warrants.

(4) Represents shares of common stock to be sold from time to time for the account of an entity to which we issued such shares in connection with a strategic relationship.

(5) Represents the last sale price of a share of our common stock as reported by the OTC Bulletin Board on August 30, 1999, pursuant to Rule 457 under the Securities Act.

(6) Represents the average weighted exercise prices of the options and/or warrants.

                                              ----------------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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


                                   SIGNATURES

         In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and has authorized this registration statement or amendment to be signed on its behalf by the undersigned, in the City of Boston on the 21st day of September, 1999.

                                           WORLDS INC.


                                           By: /s/ Thomas Kidrin
                                              ---------------------
                                               Thomas Kidrin, President

         In accordance with the requirements of the Securities Act, this registration statement or amendment was signed by the following persons in the capacities and on the dates stated:


Signature                    Title                                Date
---------------------        ---------------------------      --------------
 /s/ Steven G. Chrust        Chairman                         September 21, 1999
---------------------
Steven G. Chrust

 /s/ Thomas Kidrin           Director, Chief Executive        September 21, 1999
---------------------        Officer, Chief Financial and
Thomas Kidrin                Accounting Officer

 /s/ Michael Scharf          Director                         September 21, 1999
--------------------
Michael J. Scharf

 /s/ Kenneth A. Locker       Director                         September 21, 1999
--------------------
Kenneth A. Locker

                                       3